Exhibit 1

CEMEX, S.A.B. DE C.V.

NOTICE OF

ORDINARY GENERAL SHAREHOLDERS MEETING

As resolved by the Board of Directors of CEMEX, S.A.B. de C.V. (“CEMEX”), an Ordinary General Shareholders Meeting of CEMEX (the “Meeting”) to be held at the building known as “CEMEX Constitución”, located at Avenida Constitución #444 Poniente, Ground Floor, in the city of Monterrey, Nuevo León, Mexico, at 12:00 P.M. on March 24, 2022, is hereby called in accordance with the following:

AGENDA:

I.

PRESENTATION OF THE CHIEF EXECUTIVE OFFICER’S REPORT, INCLUDING CEMEX’S FINANCIAL STATEMENTS, RESULTS OF OPERATIONS, REPORT OF CASH FLOW AND VARIATIONS OF CAPITAL STOCK, AND PRESENTATION OF THE BOARD OF DIRECTORS’ REPORT, FOR THE FISCAL YEAR 2021, AS REQUIRED BY THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES); AND, AFTER HEARING THE OPINION OF THE BOARD OF DIRECTORS AS TO THE REPORTS BY THE CHIEF EXECUTIVE OFFICER, BY THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY COMMITTEES, THE ACCOUNTING POLICIES AND CRITERIA REPORT, AND THE TAX STATUS REPORT, DISCUSSION AND APPROVAL OF SUCH REPORTS.

II.	PROPOSAL OF ALLOCATION OF PROFITS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

III.	PROPOSAL TO DETERMINE THE AMOUNT OF THE RESERVE FOR THE ACQUISITION OF CEMEX’S SHARES OR OTHER INSTRUMENTS REPRESENTING SUCH SHARES.

IV.	APPOINTMENT OF MEMBERS, CHAIRMAN AND SECRETARY OF THE BOARD OF DIRECTORS, AND OF MEMBERS AND CHAIRMANS, RESPECTIVELY, OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY COMMITTEES.

V.	COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY COMMITTEES.

VI.	APPOINTMENT OF DELEGATE(S) RESPONSIBLE FOR FORMALIZING THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo León, Mexico, at least 48 (forty-eight) hours before the Meeting is held, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores). Additionally, in accordance with Article 14 of CEMEX’s By-Laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by CEMEX, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over CEMEX, pursuant to Articles 7 and 10 of CEMEX’s By-Laws. If the provisions of subsections II.- (A) and II.- (B) of the aforementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they acquired ownership and such shares will be excluded from the Meeting’s quorum determination, and CEMEX will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and any registry made through the Securities Depositary Institute (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by CEMEX’s Corporate Secretariat. The aforementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, Mexico.

All Mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are registered in the Shareholders Registry maintained by CEMEX, will need to submit their Federal Registry of Taxpayers Certificate in order to attend the Meeting.

Monterrey, Nuevo León, Mexico, as of February 3, 2022.

Lic. Roger Saldaña Madero

Secretary of the Board of Directors